Exhibit 21.1
SUBSIDIARIES OF OLLIE’S BARGAIN OUTLET HOLDINGS, INC.

Subsidiary	State or Other Jurisdiction of Formation
Bargain Parent, Inc.	Delaware
Ollie’s Holdings, Inc.	Delaware
Ollie’s Bargain Outlet, Inc.	Pennsylvania
OBO Ventures, Inc.	Pennsylvania